1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _________.)

TSMC Shareholders Approved Amendment of Dividend Policy
SIGNATURES

TSMC Shareholders Approved Amendment of Dividend Policy

Distribution of Dividends to be Made Preferably by Way of Cash

Hsinchu Science Park, Taiwan, December 21, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (“TSMC”) (TAIEX: 2330, NYSE: TSM) today held its 2004 special shareholders’ meeting, at which the shareholders approved a revision to Article 35 of TSMC’s Articles of Incorporation stating that TSMC’s future dividend distributions will be made preferably by way of cash. Moreover, the ratio for future stock dividends shall not exceed 50 percent of the total distributions. This revision is expected to allow TSMC more flexibility in planning future cash dividend distributions.

# # #

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC Deputy Spokesperson:
Mr. J.H. Tzeng
PR Department Manager
Tel: 886-3-666-5028 (O) / 886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com

For further information, please contact:
Mr. Richard Chung
PR Principal Specialist
Tel: 886-3-666-5038 (O) / 886-911-258-751(Mobile)
Fax:03-5670121
E-Mail: cychung@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: December 21, 2004	By /s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer